Minimum Amount of Required Bond	EXHIBIT 3
VIRTUS MUTUAL FUNDS
August 31, 2011

Fund	Trust Size	Req. Bond Current

Virtus Equity Trust	2,252,156,141.94	1,700,000
Virtus Insight Trust	5,269,694,560.59	2,900,000	*
Virtus Institutional Trust	35,054,670.32	350,000
Virtus Opportunities Trust	11,903,967,273.80	4,500,000	*
Virtus Variable Insurance Trust	1,387,183,415.45	1,250,000
Duff & Phelps Utility and Corporate Bond Trust, Inc.	526,516,792.00	900,000
DNP Select Income Fund, Inc.	2,934,556,507.00	1,900,000
DTF Tax Free Income, Inc.	203,369,588.00	600,000
Duff & Phelps Global Utility Income Fund, Inc.	1,041,044,694	1,250,000
The Zweig Fund, Inc.	320,231,241.76	750,000
The Zweig Total Return Fund, Inc.	528,208,344.83	900,000

TOTAL	26,401,983,230.14	17,000,000

*	Maximum Required Bond is $2.5 Million